UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 22)

Central GoldTrust
(Name of Subject Company)

Central GoldTrust
(Name of Persons Filing Statement)

Units
(Title of Class of Securities)

153546106
(CUSIP Number of Class of Securities)

J.C. Stefan Spicer
Central GoldTrust
55 Broad Leaf Crescent
Ancaster, ON L9G 3P2
Canada
(905) 304-4653
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Mark Mahoney Dentons Canada LLP 77 King Street West Suite 400 Toronto, ON M5K 0A1 Canada (416) 862-3462	Norman Findlay Bennett Jones LLP One First Canadian Place Suite 3400 Toronto, ON M5X 1A4 Canada (416) 777-6077	Christopher J. Barry Jonathan A. Van Horn Dorsey & Whitney LLP 701 Fifth Avenue, Suite 6100 Seattle, WA 98104 USA (206) 903-8800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 22 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Central GoldTrust, a trust established under the laws of the Province of Ontario, Canada, with the Securities and Exchange Commission on June 9, 2015 (as amended, the “Statement”). The Statement relates to an unsolicited offer (the “Sprott Offer”) by Sprott Asset Management Gold Bid LP, a limited partnership created under the laws of the Province of Ontario, Canada (the “Offeror”), which is owned and controlled by Sprott Asset Management LP, to purchase all of the issued and outstanding units of Central GoldTrust in exchange for units of Sprott Physical Gold Trust, a trust established under the laws of the Province of Ontario, Canada. The Sprott Offer was disclosed in a Tender Offer Statement on Schedule TO, which was originally filed by the Offeror, Sprott Physical Gold Trust, Sprott Asset Management LP and Sprott Asset Management Gold Bid GP Inc. with the Securities and Exchange Commission on May 27, 2015 and which includes the Offeror’s Offer and Circular, dated May 27, 2015, as amended by the Notice of Extension and Variation, dated June 22, 2015, the Notice of Extension and Variation, dated July 7, 2015, the Corrected Notice of Extension and Variation, dated July 7, 2015, and the Notice of Extension and Variation, dated August 4, 2015, the Notice of Change, dated August 18, 2015, the Notice of Change, dated August 28, 2015, the Notice of Variation, dated September 4, 2015, the Notice of Extension, dated September 18, 2015, the Notice of Extension and Variation, dated October 9, 2015, the Notice of Extension, dated November 2, 2015, and the Notice of Variation, dated November 4, 2015, and the related letter of transmittal.

The purpose of this Amendment No. 22 is to amend and supplement Item 8 — Additional Information and Item 9 — Exhibits. Except as otherwise indicated, the information set forth in the Statement remains unchanged.

Item 8. Additional Information

Item 8 of the Statement is hereby further amended and supplemented by adding the following text before the heading “Other material information”:

“Proposed conversion to exchange-traded fund

On November 17, 2015, GoldTrust announced that it had entered into a letter of intent with Purpose Investments Inc. (“Purpose”) regarding the proposed conversion of GoldTrust into an exchange-traded gold bullion fund. The press release of GoldTrust, dated November 17, 2015, filed as Exhibit (a)(30) is incorporated herein by reference.

Under non-binding terms of the letter of intent, GoldTrust, Central Gold Managers Inc., as the administrator of GoldTrust (the “Administrator”), and Purpose have agreed that:

•	Subject to receipt of requisite unitholder approvals and other conditions to be expressed in a definitive agreement, the Board will cause certain amendments be made to the Declaration of Trust with the effect that GoldTrust will convert into a cross-listed exchange-traded fund (“CGETF”);

•	Purpose will enter into an arrangement with CGETF pursuant to which Purpose would, effective upon the conversion of GoldTrust into CGETF, become the manager of CGETF and provide day to day administration, marketing and promotion activity;

•	The Administrator will enter into an arrangement with CGETF pursuant to which the Administrator would, effective upon the conversion of GoldTrust into CGETF, provide bullion asset inventory management and daily valuation services to CGETF;

•	In consideration for the services to be provided by Purpose and by the Administrator, CGETF will pay a fee, calculated on the same basis as the administration fee GoldTrust currently pays to the Administrator, to Purpose and the Administrator; and

•	Purpose and the Administrator will enter into an arrangement pursuant to which the administration fee will be allocated between them; and each of Purpose and the Administrator will be granted certain put and call options with respect to the administration fee exercisable in various circumstances.

The final terms and conditions of the proposed conversion will be reflected in one or more definitive agreements among Purpose, the Administrator and GoldTrust.”

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Item 9. Exhibits

Item 9 is hereby further amended and supplemented by adding the following exhibit:

Exhibit
Number	Description

(a)(30)*	Press release dated November 17, 2015 of GoldTrust

* Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2015

CENTRAL GOLDTRUST

By:	/s/ Bruce D. Heagle
Name:	Bruce D. Heagle
Title:	Trustee

Exhibit Index

Exhibit
Number	Description

(a)(1)**	Trustees’ Circular dated June 9, 2015

(a)(2)	Press release dated April 23, 2015 of GoldTrust (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K filed April 23, 2015)

(a)(3)	Press release dated April 25, 2015 of GoldTrust (incorporated by reference to GoldTrust’s Schedule 14D-9C filed April 25, 2015)

(a)(4)	Press release dated May 1, 2015 of GoldTrust (incorporated by reference to GoldTrust’s Schedule 14D-9C filed May 1, 2015)

(a)(5)	Press release dated May 27, 2015 of GoldTrust (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K filed May 28, 2015)

(a)(6)**	Press release dated June 9, 2015 of GoldTrust

(a)(7)**	Materials posted to GoldTrust’s website on June 10, 2015

(a)(8)**	Press release dated June 15, 2015 of GoldTrust

(a)(9)**	Press release dated June 24, 2015 of GoldTrust

(a)(10)**	Press release dated June 24, 2015 of GoldTrust

(a)(11)**	Letter to unitholders of GoldTrust dated June 29, 2015

(a)(12)**	Advertisement of GoldTrust placed on certain websites

(a)(13)**	Press release dated June 30, 2015 of GoldTrust

(a)(14)**	Press release dated July 2, 2015 of GoldTrust

(a)(15)**	Press release dated July 29, 2015 of GoldTrust

(a)(16)**	Press release dated August 3, 2015 of GoldTrust

(a)(17)**	Press release dated August 5, 2015 of GoldTrust

(a)(18)**	Decision of the Ontario Superior Court of Justice dated July 31, 2015

(a)(19)**	Press release dated August 7, 2015 of GoldTrust

(a)(20)**	Letter to unitholders of GoldTrust dated August 28, 2015

(a)(21)**	Press release dated September 4, 2015 of GoldTrust

(a)(22)**	Letter to unitholders of GoldTrust dated September 14, 2015

(a)(23)**	Press release dated September 23, 2015 of GoldTrust

(a)(24)**	Letter to unitholders of GoldTrust dated September 28, 2015

(a)(25)**	Press release dated October 2, 2015 of GoldTrust

(a)(26)**	Press release dated October 14, 2015 of GoldTrust

(a)(27)**	Letter to unitholders of GoldTrust dated October 16, 2015

(a)(28)**	Press release dated November 4, 2015 of GoldTrust

(a)(29)**	Press release dated November 11, 2015 of GoldTrust

(a)(30)*	Press release dated November 17, 2015 of GoldTrust

(e)(1)**	Excerpts from GoldTrust’s Notice and Management Information Circular, dated April 6, 2015

(e)(2)**	Administrative Services Agreement dated April 28, 2003, between Central GoldTrust and Central Gold Managers Inc.

(g)(1)**	Retail call script for use by D.F. King & Co., Inc., GoldTrust’s information agent

(g)(2)**	Retail call script for use by D.F. King & Co., Inc., GoldTrust’s information agent

(g)(3)**	Script of pre-recorded message to unitholders of GoldTrust

________________

*      Filed herewith.

**    Previously filed.